# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Rithm Property Trust Inc., CIK 0001614806
CUSIP: 38983D854
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 799 Broadway, New York, New York (NY), 10003
Date of event which requires filing of this statement: 02/12/2026
Amends the filing with accession number 0001140361-24-030569
Filed by CIK 0001556593
Persons authorized to receive notices and communications: Philip Sivin, c/o Rithm Capital Corp., 799 Broadway, New York, New York (NY), 10003, (212) 850-7770

## Reporting persons
- Rithm Capital Corp. (CIK 0001556593): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,199,503; shared voting power 0; sole dispositive power 1,199,503; shared dispositive power 0; aggregate amount beneficially owned 1,199,503 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Rithm Property Trust Inc.
Address of issuer's principal executive offices: 799 Broadway, New York, New York (NY), 10003
Comment:
This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed to amend and supplement the Schedule 13D filed with the SEC on June 18, 2024, as amended by Amendment No. 1 filed with the SEC on June 28, 2024 (together with this Amendment No. 2, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

All share numbers reported herein reflect the 1-for-6 reverse stock split of the Common Stock effective December 30, 2025.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Certain information about the directors and executive officers of the Reporting Person is set forth in Annex A attached hereto (collectively, the "Covered Persons").
Criminal convictions in the last five years: During the last five years, the Reporting Person has not and, to the best of the Reporting Person's knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not and, to the best of the Reporting Person's knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 3.

On October 18, 2024, the Issuer issued 73,630 shares of Common Stock to RCM GA, representing approximately $1,409,288, as payment of the quarterly management fee, which can be paid in cash or shares of Common Stock at the election of RCM GA, as compensation for the services RCM GA provides to the Issuer and its subsidiaries, pursuant to, and subject to the terms and conditions of, the Management Agreement.

On February 12, 2026, the Issuer issued 105,687 shares of Common Stock to RCM GA, representing approximately $1,603,266, as payment of the quarterly management fee.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 3 of this Amendment No. 2 is incorporated by reference in its entirety into this Item 4.

On December 4, 2024, RCM GA transferred a total of 3,091 shares of Common Stock to certain employees of the Reporting Person as compensation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person are set forth on rows 11 and 13, respectively, of the cover page of this Amendment No. 2 and are incorporated herein by reference.

As of the date hereof, the Reporting Person beneficially owns 1,199,503 shares of Common Stock, including 544,154 Warrant Shares that the Reporting Person has the right to acquire upon exercise of the Warrants at an exercise price per Warrant Share of $32.16, representing approximately 14.8% of the outstanding Common Stock. As a result of its beneficial ownership of the 1,199,503 shares of Common Stock, the Reporting Person controls approximately 14.8% of the total voting power of the Issuer's outstanding voting stock.

The foregoing beneficial ownership percentage is based on a total of (i) 7,571,699 shares of Common Stock outstanding, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on February 13, 2026 plus (ii) 544,154 shares of Common Stock issuable upon exercise of the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is set forth on rows 7 through 10 of the cover page of this Amendment No. 2 and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 2, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

## Signatures
- Rithm Capital Corp.: /s/ Nicola Santoro, Jr., Nicola Santoro, Jr., Chief Financial Officer and Chief Accounting Officer (02/17/2026)